



Wendy Burton · 2nd

World Tree

Climate Action for a Renewable Future

Canada · Contact info

500+ connections

2 mutual connections: Jonny Price and Rony H.

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Experience

Founder & Chair

World Tree · Full-time

Feb 2002 – Present · 19 yrs 7 mos

Victoria BC

Many people are looking for green alternatives to conventional investment approaches. The World Tree Eco-Tree program is an investment opportunity for people who want to use their money to create both positive change in the world and a return on investment.

The Eco-Tree Program makes it possible for everyone to reverse their impact on the environment and generate wealth

VP of Corporate Communications

National Scientific Corp

May 1998 – Oct 2001 · 3 yrs 6 mos

Prior to World Tree Technologies I was the Vice-President of Corporate Communications for National Scientific Corporation, stock symbol: NSCT. I was instrumental in helping to increase the company's market capitalization to

Skills & endorsements

Entrepreneurship · 40



Endorsed by **Catherine Brownlee and 1 other who is highly skilled at this**

Marketing Strategy · 33

Toni Lontis and 32 connections have given endorsements for this skill

Leadership · 31

Endorsed by **3 of Wendy's colleagues at World Tree**

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Recommendations

Received (2)   Given (1)



Patrick Marshall
Servitium Nulles Secundus | Nil Sin Labore
April 7, 2017, Patrick was a client of Wendy's

Ms Burton thinks in BIG PICTURES. Yes, I capitalized that for effect. She helped me understand what that means. Simply, its a big picture with one or two words. As my Irish Granny used to say "Any more would be an unsophisticated superfluity". Which, when exposed, has been a huge challenge in my life ... See more



Tracy Barker
Associate and Director of Client Happiness at RE/MAX First

I have known Wendy Burton for almost 30 years. She has a fantastic way of making something profitable from almost nothing at all. In business, she is creative and a force to

January 20, 2013, Tracy worked with Wendy but at different companies

be reckoned with. Her marketing strategies encompass direction and foresight for the long term welfare of our planet ... **See more**